1st Home Buy & Sell Ltd.

January 25, 2010

Tom Kluck, Branch Chief
Kristina Aberg, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          1st Home Buy & Sell Ltd.
File No. 0-52936
SEC Comment letter dated December 30, 2009

Dear Mr. Kluck and Ms. Aberg:

1st Home Buy & Sell Ltd. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of December 30, 2009, pertaining to the Company’s Schedule 14C  (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 14, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

SCHEDULE 14C

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 30, 2009. We believe that the responses included hereinafter are complete and where disclosure has changes we have endeavoured to indicated, precisely, where any such changes have occurred.

1.
We have revised the filing to include a description of how the offering price of our common stock was determined. Such statement has been made pursuant to Item 505 of Regulation S-K. See Page 15. In response to comment 1, the Company has filed a Form 10-K/A on January 13, 2010 to correct the previously incorrect percentages with respect to the number of shares owned by Daniel Baxter. Further, the Company has requested that all officers, directors and beneficial owners of the Company's stock file the appropriate ownership reports.  At this time, we believe that most of these reports have now been filed.  In the future, the Company will make it a priority to request that all necessary parties file the appropriate ownership reports on a timely basis.  On behalf of the Company, including its officers and directors, the undersigned hereby acknowledges that the late filing of ownership reports pursuant to Section 13(d) does not and cannot cure past violations, and the filing thereof does not foreclose the Commission from taking action in the future.

2.
Presently, we have no operations and we are a designated "shell company."  As a result, our sole officer and director determined that it is in our best interests to adopt a generic name more in line with our current strategic focus and plan of seeking out potential acquisition candidates. The proposed name is more generic and does not provide the inherent limitations as the Company’s current name. Although, we are not currently involved in any discussions with potential acquisition candidates, we feel that the name “1st Home Buy & Sell Ltd.” implies that the Company is involved in an industry that the Company is no longer involved in. The name change is being affected because our Board believes that the new name will create more opportunities for the Company while discussing possible business combinations, acquisition and/or transactions.

In connection with the Company’s responding to the comments set forth in the December 14, 2009 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact us with any questions at your convenience.

Very truly yours,

_____________________________________________
Gary Unger, Chief Executive Officer and President

5315 East 93 Street, Tulsa, OK 74137